UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CompoSecure, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

20459V105
(CUSIP Number)

August 28, 2024
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven J. McLaughlin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Florida, United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 1,467,736
6 Shared Voting Power 0
7 Sole Dispositive Power 1,467,736
8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,467,736
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9)* 4.9%(1)
12	Type of Reporting Person (See Instructions) IN
(1) Based on 30,000,843 shares of the Issuer’s Class A Common Stock outstanding as of August 7, 2024 as reported on Issuer’s Form 10-Q.
.

Item 1.
(a)	Name of Issuer
CompoSecure, Inc.
(b)	Address of Issuer’s Principal Executive Offices
309 Pierce Street Somerset, NJ 08873

Item 2.
(a)	Name of Person Filing
Steven J. McLaughlin
(b)	Address of Principal Business Office or, if none, Residence
1521 Alton Road, #345 Miami Beach, FL 33139
(c)	Citizenship
United States
(d)	Title of Class of Securities
Class A Common Stock, $0.0001 par value per share
(e)	CUSIP Number
20459V105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned
1,467,736
(b)	Percent of Class
4.9% based on 30,000,843 shares of the Issuer’s Class A Common Stock outstanding as of August 7, 2024 as reported on Issuer’s Form 10-Q.

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
1,467,736
	(ii)	shared power to vote or to direct the vote
0
	(iii)	sole power to dispose or to direct the disposition of
1,467,736
	(iv)	shared power to dispose or to direct the disposition of
0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 3, 2024
Date
/s/ Steven J. McLaughlin
Steven J. McLaughlin